VIA EDGAR

August 12, 2011

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:

Division of Corporation Finance,

Re:

SaaSMAX, Inc.

File No. 333-174403

Dear Ladies and Gentlemen:

At the request of SaaSMAX, Inc., (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated July 1, 2011 from Mark P. Shuman of the Commission to Dina Moskowitz, Chief Executive Officer of the Company, relating to Amendment No. 2 to the registration statement on Form S-1 of the Company filed with the Commission on June 1, 2011 (the “Registration Statement”).  We have filed simultaneously Amendment No. 3 to the Registration Statement and have attached a marked copy of such Amendment No. 3 indicating the changes that the Company has made to the Registration Statement.

General

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

1. As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing.

Response

The financial statement for the period commencing from inception through June 30, 2011 has been included in the Prospectus.

2. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. See ASC 105-10-65. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please ensure the appropriate references are updated in your filing. For example, we note you refer to SFAS No. 109 on page F-9.

Response

The filing has been updated accordingly.

Glossary, page 5

3. You should generally avoid the use of a specialized vocabulary; any specialized terms that must be used in your filing should be described when first used in your prospectus.

Any glossary, if essential to investor understanding, should be presented after the portions of the filing that are subject to Rule 421(d). In this respect, please refer to paragraphs (b) and (d) of that rule in responding to this comment.

Response

We have removed the Glossary from the Prospectus and incorporated definitions where applicable in the Prospectus.  We have modified the language in the filing so as to be in compliance with Rule 421(d).

Prospectus Summary, page 6

4. Please expand this section to describe concisely the steps you have taken to develop the “marketplace” and briefly describe the steps that remain to complete the development. Ensure that the business description in the body of the prospectus is materially complete in this respect.

Response

The "section" and the business description in the body of the Prospectus have been expanded accordingly.

Use of Proceeds, page 7

5. Please reorganize the prospectus so that this section as well as the dilution, determination of offering price, reliance upon information, and dividend policy sections are all presented in a location that follows the Risk Factors.

Response

The Prospectus has been reorganized so that the dilution, determination of offering price, reliance upon information, and dividend policy sections are all presented in a location that now follows the Risk Factors.

Risk Factors, page 8

General

6. Please revise each risk factor caption to state concisely the risk to investors and your company that is posed by the condition or uncertainty that is summarized in the risk factor heading. By way of example, without limitation, we note the following risk factor headings that fail to adequately describe the resultant risk to investors:

•

“Our business model is subject to change” on page 9;

•

“Product Liability” on page 9;

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“Competition” on page 12; and

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“Reliance Upon Third Party Providers” on page 12.

Response

The Risk Factor captions have been changed where appropriate in response to the Staff's comment.

7. Please revise the third risk factor on page 11. It appears you should focus on the lack of any revenue and your capital needs to develop your proposed “marketplace.” It is unclear why the possibility that you might someday experience fluctuating revenues is a current, material risk to investors, given that you have no revenues and no product or service offering that is capable of revenue generation. The referenced risk factor fails to identify and describe a specific risk, but is an aggregation of a variety of uncertainties and resulting risks that generally affect most businesses in most industries.

Response

We have removed this Risk Factor, and we have added new risk factors related to the Company’s lack revenue and capital needs.

8. If you intend not to register a class of securities under Section 12 of the Securities Exchange Act, please include a risk factor that informs potential investors that you will be not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15(d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers.

Response

We will file a Form 8A prior to being declared "Effective" and be a fully reporting company under Section 12 of the Securities Exchange Act.

9. As a related matter, to the extent that you determine not to register a class of securities under Section 12 of the Exchange Act, you will be a Section 15(d) registrant, which means that if you have less than three hundred record holders at your next fiscal year end, your reporting obligations under Section 15(d) of the Securities Exchange Act will be suspended and that you will not be required to provide periodic reports following the Form 10-K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have given to providing a risk factor that addresses these circumstances and the resulting risks to potential investors.

Response

As we will file a Form 8A prior to being declared "Effective" and be a fully reporting company under Section 12 of the Securities Exchange Act, the circumstances would not arise and a risk factor would not be applicable.

10. Your risk factors should include quantitative data that puts your company and the risks it poses to investors in appropriate context for investors. For example, in the risk factor concerning your need for additional capital, which you provide at the top of page 13, it appears that you should state that you do not believe you have any needs for additional capital during the next 12 months, consistent with the disclosure on page 21.

Response

We have included a new Risk Factor, which appears as the beginning of the Risk Factor Section, which states the Company's needs for additional capital and when that capital will be required to implement the Company's business plans.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Plan of Operation, page 19

11. Please revise your document to discuss the current stage of the development of your business. Discuss any anticipated milestones that you will seek to achieve over the next 12 months. Provide information about the timeframes in which you will seek to accomplish each of the four steps that you identify as elements of the SaaSMAX marketplace development. To the extent possible, you should provide quantitative estimates of any material expenditures associated with those milestones.

Response

The prospectus has been amended accordingly and new language has been added

Management, page 22

12. Please expand the biographical information for Ms. Moskowitz to clarify whether Ms. Moskowitz has been principally employed at Corporate Business Plan Systems for more than the past five years and whether she continues to be principally employed in that capacity. Clarify the periods of her service as an employee or executive officer of Spoken Translation, Inc.

Response

Ms. Moskowitz's biographical information has been modified so as to clarify her employment relationships.

13. We note that Ms. Moskowitz is the CEO of Critical Digital Data Solutions and is a principal of Corporate Business Plan Associates. Please briefly describe the business activities and sphere of business interests of Critical Digital Data. Clarify the extent to which areas of business interest or corporate opportunities of Critical Digital, Corporate Business and the company may overlap and discuss how any potential material conflicts will be resolved. Provide us with your considerations as to whether there may be potential conflicts of interest and conflicts in fiduciary duties that may pose material risks to investors. Finally, expand Ms. Moskowitz’ biographical information to disclose the minimum portion of her working time that she will devote to the affairs of your company.

Response

Ms. Moskowitz's biographical information has been modified. Critical Digital Data Solutions, Inc. ("CDDS") is a  company that offers cloud-based online data storage to individuals and businesses under the name "Home Data Guard".  The business model of CDDS is to offer automatic data "back-up" service to customers and potential customers.  We believe that the data back-up business model does not compete in any manner with the business of SaaSMAX and her duties to SaaSMAX and CDDS do not overlap.  Nevertheless, Ms Moskowitz has agreed that should any potential conflict arise in her fiduciary duties to SaaSMAX and CDDS, those conflicts will be resolved in favor of SaaSMAX.

Executive Compensation, page 22

14. Please revise your summary compensation table to provide the total compensation column for the partial fiscal year you disclose, or tell us why you believe the current presentation conforms to the requirements of Item 402 of Regulation S-K.

Response

The table has been modified to conform to the requirements of Item 402 of Regulation S-K

Selling Stockholders, page 26

15. Please tell us whether there exists any material relationship between any of your existing/selling shareholders and you or any of your affiliates. In this regard, we refer to F.U., LLC (which holds 12.5% of your shares that are controlled by Jeffrey Fink) and Shana Fink. We also refer to Rod, Wendy, Stanley and Viviane Moskowitz as well as Phoenix Apparel International, which holds shares that David Moskowitz has full investment authority over.

Response

Jeffrey Fink has been a friend of Ms. Moskowitz since childhood. There is no familial relationship between Mr. Fink and Ms. Moskowitz. Shana Fink is Mr. Fink's spouse.

Rod Moskowitz is a cousin and Wendy is his spouse. Stanley and Viviane Moskowitz are Ms. Moskowitz's father and mother.  David Moskowitz is Ms. Moskowitz"s uncle and Phoenix Apparel International is a business that is owned by David Moskowitz

16. As a related matter, we note that your June 3, 2011 response states that Stanley M. Moskowitz, a selling shareholder and possibly a relative of your chief executive officer, is of counsel of the firm that has issued the legal opinion in connection with this offering. Please provide your analysis as to why you have not included the disclosure required by Item 509 of Regulation S-K with regards to this relationship.

Response

Stanley Moskowitz is the father of Dina Moskowitz.  However, the instructions to Item 509 provide that     "The interest of an expert (other than an accountant) or counsel will not be deemed substantial and need not be disclosed if the interest, including the fair market value of all securities of the registrant owned, received and to be received, or subject to options, warrants or rights received or to be received by the expert or counsel does not exceed $50,000."  The compensation that Mr. Moskowitz, and the firm of The Bingham Law Group, to which Mr. Moskowitz is "Of Counsel", on a combined basis will not exceed $50,000. Notwithstanding, the relationship has been set forth in the Footnotes to the Selling shareholder Table and in the Legal Matters Section.

17. Finally, we note that the beneficial ownership of the selling shareholders prior to this offering is reported to be 1,000,500. While you indicate in the tabular disclosure on page 27 that the selling shareholders will be offering all of their shares for sale, you also indicate that the number of shares being offered by these selling shareholders to be 750,500. In this regard, we note that the difference between these two figures is equal to the amount of shares held by F.U. LLC. Please advise.

Response

The "750,500" number was a typographical error. The table has been amended accordingly.  Please note that the Table has also been amended to include 10,000 options granted to Stanley Moskowitz, that are exercisable within 60 days of the date of this Amendment N0. 3. However, the shares that may be purchased pursuant to these options are not being registered by this registration statement.

Statement of Stockholders’ Equity, page F-5

18. We note you show 790,000 shares issued for cash through February 28, 2011 in your table. We further note that you disclose throughout your filing that you issued 790,500 shares as of February 28, 2011(e.g., in Note 2 on page F-7 and Note 4 on page F-9 you disclose the issuance of 790,500 shares instead of 790,000). Please advise or revise consistently throughout your filing.

Response

The Statement of Stockholders Equity has been revised.

Notes to the Financial Statements

19. Please disclose your year-end in your footnotes. In this regard, we note you disclose your year end is December 31 on page 28 and you currently provide audited financial statements as of February 28, 2011.

Response

The Company's year end has been disclosed in Footnote No. 3.

20. We note that you are a development stage business and have had no revenue since your formation. In addition, we note your risk factors beginning on page 8 related to your business and financial condition, particularly that your business model is unproven. Please include a footnote to provide robust disclosures regarding management’s assumption that the Company has the ability to continue as a going concern. Specifically, your disclosure should include:

•

The possible effects of such conditions and events.

•

Your evaluation of the significance of the conditions and events and the mitigating factors.

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Whether there is any possibility that you would discontinue operations.

•

Detailed description of your plans for dealing with the adverse effects of the conditions and events.

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A discussion regarding the recoverability or classification of assets and liabilities.

Part II

Response

As at the date of the Audit, February 28, 2011, the Company had sufficient cash reserves to execute its business plan through February 28, 2012.  Additional information has been included in Footnote No. 1 to the audited financial statement in response to the Staff's comment.  The Footnotes to the unaudited financial statements  include the disclosure suggested by the Staff.

Item 15. Recent Unregistered Sales of Unregistered Securities, page II-1

21. Please expand this section to discuss the 3 million shares issued to founders.

Item 16.

Response

Appropriate disclosure has been included in accordance with the Staff's comment.

Exhibits, page II-1

22. Exhibit 5 filed with the amendment of June 1, 2011, provides an opinion of counsel with respect to 995,000 shares of common stock. However, the registration statement relates to a distribution of 1,000,500 shares. Please ensure that counsel revises its opinion to address all of the shares that are to be sold pursuant to the registered distribution.

Response

A revised opinion of counsel has been provided.

Undertakings, page II-2

23. Please be sure that the undertakings included in your revised filing conform to the requirements of Item 512 of Regulation S-K. By way of example, we note that the text in undertaking (a)(1)(iii) and (a)(2) varies from the language set forth in Item 512 of Regulation S-K.

Response

The correct Undertakings have been provided

Signatures, page II-3

24. You have not identified the person signing the registration statement in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures for Form S-1. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the registration statement. See Instruction 2 to Signatures for Form S-1. Please include the signature of your controller or principal accounting officer in your amended registration statement.

Response

Ms. Moskowitz is the Principal Accounting Officer of the Company and her role as such has been disclosed in the "Signatures" Section.

On behalf of the Company, We have arranged for delivery to the attention of Ryan Houseal, Esq. Mailstop 3561 of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No.3.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

The Bingham Law Group.

By: /s/ Brad Bingham

       Brad Bingham